EXHIBIT 19

Insider Trading Policy
1.Introduction
Insider trading, and relatedly, tipping, is a crime taken very seriously by Sonoco. Violations of insider trading and tipping laws and regulations, as well as this policy, can result in serious criminal, civil and professional consequences. For further discussion of what constitutes insider trading or tipping, see Appendix A.
Sonoco may amend this policy at any time, for any reason, subject to applicable laws, rules and regulations.

2.Purpose
The purpose of the policy is to promote compliance with insider trading laws, rules and regulations and establish guidelines with respect to trading in Sonoco’s securities. For further discussion of what constitutes “securities” within the meaning of this policy, see Appendix A.

3.Scope of Application
This policy applies to the following people, whether located inside or outside of the United States (including Family Members, collectively referred to as “you” or “your” throughout this policy):

Defined Term	Includes…	Applicable Sections
“Sonoco Employees”	•All employees (including contractors and temporary workers)	Sections 1-5, 6.1-6.3, and 7-8
“Restricted Persons”
•Pre-approval Persons
•Certain other designated personnel, departments or positions as identified by the Assistant Corporate Secretary (as defined below) or the General Counsel (as defined below) from time to time
Sections 1-5, 6.1-6.4, and 7-8

“Pre-approval Persons”	•Management Committee members •Directors •Certain other designated personnel or positions as identified by the Assistant Corporate Secretary or the General Counsel from time to time	All sections
“Family Members”
•This policy applies to Family Members who live with you or reside in your household, or anyone or any entity whose securities transactions you control, direct or influence.
•You are responsible for making sure that any trades of securities by your Family Members covered by this policy are made in compliance with this policy.

Same Sections are applicable to Family Members of Sonoco Employees, Restricted Persons or Pre-approval Persons, as applicable, in the same way that they apply to Sonoco Employees, Restricted Persons or Pre-approval Persons, respectively

Although this policy does not apply to Sonoco, Sonoco, in accordance with this policy, will not engage in transactions in Sonoco securities while aware of material nonpublic information relating to Sonoco or its securities. For further discussion of what information may be deemed “material” or “nonpublic,” see Appendix A.
Even if you leave Sonoco or your service has terminated, you are subject to insider trading and tipping liability.

4. Definitions
None deemed necessary

5. Reference Materials
The policy is designed in conjunction with other Sonoco policies and is intended to comply with national, regional, and local regulations.
To the extent a provision within any one of Sonoco’s policies and procedures conflicts with another policy, procedure, or legal authority, the more restrictive provision applies.

6. Policy Statements
This policy prohibits you from trading Sonoco’s securities or tipping, either directly or indirectly, others who may trade in Sonoco’s securities while aware of material nonpublic information about Sonoco.
6.1.Trading on Material Nonpublic Information
Except as otherwise permitted in this policy, you are prohibited from engaging in any transaction involving Sonoco’s securities during any period commencing on the date you become aware of material nonpublic information concerning Sonoco and ending on the date the information is no longer material or no longer deemed nonpublic.

6.2.Tipping Others of Material Nonpublic Information
You are also prohibited from disclosing or tipping, either directly or indirectly, material nonpublic information to any other person (including your Family Members). You or your Family Members are also prohibited from recommending, either directly or indirectly, or expressing opinions on the basis of material nonpublic information as to trading in Sonoco’s securities.
6.3.Prohibited Transactions
The following activities are prohibited regardless of whether you possess material nonpublic information.
•Short selling. Selling borrowed shares of Sonoco securities on the theory that the shares can be purchased back later at a lower price before being returned to the lender of the shares. This includes “selling short against the box,” which involves using a short sale to offset the same number of Sonoco shares that you or your Family Members continue to hold if such sales involve Sonoco securities. In addition, Securities and Exchange Commission rules and regulations prohibit Section 16 Reporting Persons (as defined below) and their Family Members from making short sales of Sonoco’s equity securities. “Section 16 Reporting Persons” means members of Sonoco’s board of directors and executive officers who are subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934, as amended.
•Trading in derivative securities. Trading in Sonoco-based derivative securities where the price depends on the price of Sonoco stock, such as puts, calls, options or warrants (other than stock options, restricted stock units and other compensatory awards Sonoco issues to you).
•Engaging in hedging transactions. Transacting to hedge or offset any decrease in the market value of equity securities you or your Family Members hold in Sonoco, either (i) directly or indirectly, or (ii) that Sonoco granted to you as part of your compensation, including purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars and exchange funds.
•Placing standing and limit orders. Giving advance directions to your or your Family Members’ stockholder or banker to sell stock when it hits a certain price or on a certain date. Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 Plans, as defined and described in Appendix A to this policy), create heightened risks for insider trading violations similar to the use of margin accounts because there is no control over the timing of purchases or sales. A broker could execute a transaction based on the standing instructions while you or your Family Members are in possession of material nonpublic information.
•Transactions in Sonoco Debt Securities. Sonoco believes that it is inappropriate for you to be a creditor of Sonoco due to actual or perceived conflicts of interest that may arise in connection therewith. Therefore, transactions in Sonoco debt securities, whether or not those securities are convertible into Sonoco common stock, are prohibited by this policy unless approved in advance in writing by the Assistant Corporate Secretary.

•Trading on a Short-Term Basis (only for Pre-Approval Persons). Any of Sonoco’s securities purchased or sold on the open market by a Section 16 Reporting Person or their Family Members are subject to “short-swing” profit liability, and any Sonoco securities purchased on the open market by such persons must be held for a minimum of six (6) months. A short-swing transaction arises where there is a purchase and subsequent sale, or sale and subsequent purchase, of Sonoco’s securities within a period of less than six (6) months. If such a transaction arises, any profits realized will be subject to disgorgement upon demand by Sonoco. Rule 10b5-1 Plans do not exempt individuals from complying with Section 16 short-swing profit rules or liability. Furthermore, the definition of “profit” for Section 16 purposes is calculated in a way that can result in deriving “profit” from transactions resulting in losses.

For a discussion of what types of activities are not prohibited by this policy, see Appendix A to this policy.
6.4.Blackout Periods
There are certain periods of time that we call “blackout periods,” when trading in Sonoco securities is prohibited regardless of whether you are in possession of material nonpublic information.
•Quarterly Blackout Periods. Will start at midnight (12:00 a.m. Eastern Time) of the fifteenth day of the third month of each fiscal quarter and will end at the end of the first full trading day following the date Sonoco publishes its earnings results for the applicable quarter (a “Quarterly Blackout Period”). If the fifteenth calendar day falls on a weekend or U.S. federal holiday, the Quarterly Blackout

Period will begin after the close of trading on the immediately preceding business day.
•Special Blackout Periods. From time to time, an event that is material to Sonoco but known by a select few may occur, in which case Sonoco may subject these individuals to a “Special Blackout Period”. During a Special Blackout Period, you may not transact in Sonoco’s securities until you have been notified by the Assistant Corporate Secretary or General Counsel that the Special Blackout Period has been lifted.
•Notwithstanding the above, blackout periods do not prohibit trading in Sonoco securities pursuant to a validly approved Rule 10b5-1 Plan.
•Brokers are prohibited from making trades or fulfilling limit orders during a blackout period.
•Blackout periods also apply to discretionary transfers to or from the Sonoco Stock Fund in Sonoco’s 401(k) plan.
•Blackout periods apply to gifts of stock as well.
6.5.Pre-Clearance
6.5.1.Whose Transactions Need Pre-clearance?
Sonoco has determined Pre-approval Persons must not trade in Sonoco’s securities, even outside of a blackout period, without first complying with Sonoco’s “pre-clearance” process. In addition, for purposes of this Section 4.5, Pre-approval Persons must obtain pre-clearance and follow the procedures described below prior to the exercise of options that involve a broker-assisted cashless exercise or similar sale transaction, making any gifts of securities or transferring securities between their accounts or those of their Family Members.
6.5.2.How to Get Pre-clearance?
Each Pre-approval Person should contact the Assistant Corporate Secretary prior to commencing any transaction in Sonoco’s securities and submit a pre-clearance request prior to the proposed transaction date. The Assistant Corporate Secretary is not required to grant a pre-clearance request. Sonoco’s pre-clearance of any particular transaction does not constitute legal advice and does not insulate any Pre-approval Person from liability under applicable securities laws.
Even after a Pre-approval Person’s transaction is approved for pre-clearance, they may not transact in Sonoco securities if:
•The transaction would occur during a blackout period, or
•The requesting person became aware of material nonpublic information before the transaction is executed.
6.5.3.Deadline to Complete a Pre-cleared Transaction?

Pre-cleared transactions must be executed within two business days of pre-clearance approval (the “Pre-clearance Window”), subject to the limitations described in Section 6.5.2 above. Once the Pre-clearance Window expires, Pre-approval Persons must submit a new pre-clearance request for any unused portion of the pre-clearance. Pre-approval Persons may submit pre-clearance requests so long as they are not subject to a blackout period and are not in possession of material nonpublic information.

7. Enforcement
Trading on the basis of material nonpublic information is a crime. If found guilty of trading on the basis of material nonpublic information, you or your Family Member could face significant criminal repercussions, including incarceration and fines, as well as civil fines. In addition, you or your Family Member would generally be required to repay to Sonoco up to three times the amount of any profits you gained or losses you avoided through your illegal trades.
The Securities and Exchange Commission and the Financial Industry Regulatory Authority actively investigate insider trading and routinely look at trading activity, particularly leading up to a significant change in the price of a security. Sonoco will cooperate with law enforcement in any investigations into insider trading. Even the appearance of illegal insider trading can lead to government investigations or lawsuits that are time-consuming, expensive, and can lead to criminal and civil liability.
Ignorance of this policy does not excuse insider trading. Compliance with U.S. federal securities laws is ultimately your responsibility. The size of a transaction does not matter. It is illegal to trade on the basis of material nonpublic information even if you or your Family Members only trade a single share or do not earn a single dollar. Cases have been successfully prosecuted for individuals trading through foreign accounts or trading by family members and friends. It is no excuse that you or your Family Members did not “use” the material nonpublic information in your possession when you made the trade. Financial emergencies, hardships, and other personal circumstances are not excuses to commit insider trading.
What if you know of an issue or violation of this policy? If you know or suspect that someone is violating this policy or breaking insider trading laws, you should speak up and report it to the Assistant Corporate Secretary or the General Counsel. You can also report it confidentially and anonymously through the Business Conduct Hotline. Consult our policies on Business Conduct for information about how to report in good faith any known or suspected violations. Nothing in this policy changes your right to speak up and report wrongdoing you know of or suspect or to engage in any other protected activity.

8. Questions
We expect you to understand and follow this policy. Complying with all applicable laws is your responsibility. Questions concerning the content of this policy should be addressed to Elizabeth Kremer, the Assistant Corporate Secretary of Sonoco, at (843) 383-7924, Elizabeth.Kremer@sonoco.com or CorporateSecretary@sonoco.com, or John Florence, the General Counsel of Sonoco (the “General Counsel”), at John.Florence@sonoco.com.
When in doubt, ask for help! We encourage you to ask for help in navigating insider trading laws and this policy. You can always reach out to the Assistant Corporate Secretary or the General Counsel if you have questions about or need assistance with complying with this policy.

APPENDIX A
FAQS AND GUIDELINES
What is “insider trading”? Insider trading is when any person trades a security while aware of material nonpublic information. This also includes disclosing material nonpublic information to another person who then trades securities on the basis of that disclosed information (referred to as “tipping”). This includes trades of securities of Sonoco and any other companies for which you possess material nonpublic information, whether directly or indirectly (including transactions made on your behalf or on behalf of your Family Members by money managers).

What does “material” mean? It is not possible to define all categories of material information. However, information about Sonoco is material if a reasonable investor would consider it important in making an investment decision to trade Sonoco’s securities. This information could be positive or negative. For example, material information could include (but is not limited to):
•Financial performance and results, key metrics, financial condition, earnings pre-announcements, guidance, projections or forecasts, particularly if inconsistent with Sonoco’s guidance or the expectations of the investment community;
•Significant corporate events, even if preliminary in nature, such as a pending or proposed merger, joint venture or tender offer, a proxy fight, a significant investment, the acquisition or disposition of a significant business or asset or a change in control of Sonoco;
•Business plans or budgets;
•Significant developments involving business relationships, including execution, modification or termination of significant agreements or orders with customers, suppliers, distributors or other business partners;
•Significant information relating to Sonoco’s products or services, such as new products or services, major supply chain or manufacturing issues, defects or recalls, significant pricing or volume changes or other announcements of a significant nature;
•Restatements of financial results, or material impairments, write-offs or restructurings;
•Changes in independent auditors, or notification that Sonoco may no longer rely on an audit report;
•Creation of significant financial obligations, or any significant default under or acceleration of any financial obligation;
•Impending bankruptcy or financial liquidity problems;

•Significant developments in research and development or relating to intellectual property;
•Significant legal or regulatory developments, whether positive or negative, actual or threatened, including developments relating to litigation or resolving litigation;
•Major events involving securities of Sonoco, including calls of securities for redemption, adoption of stock repurchase programs, option repricings, stock splits, changes in dividend policies, public or private securities offerings, modification to the rights of security holders or notice of delisting;
•Major personnel changes, such as changes in senior management, board of directors changes or material reductions in force;
•Significant data breaches or other cybersecurity risks, incidents or vulnerabilities;
•Updates regarding any prior material disclosure that has materially changed; and
•The existence of a special blackout period.
What does it mean to be “nonpublic”? Information is nonpublic if it is not available to the general public. Even if information is widely known throughout Sonoco, it may still be nonpublic. We consider information about Sonoco to be public only once it has been widely disseminated in a manner generally available to investors, such as through press releases, media outlets, filings with the Securities and Exchange Commission (“SEC”) or through posting to Sonoco’s investor relations website. Sonoco’s policy is that nonpublic information becomes public if one full trading day has passed after it has been disseminated.
What are “securities”? Securities include stocks (common and preferred), debt securities (including bonds, notes and debentures), options, restricted stock units, warrants and other convertible securities, as well as derivative instruments. The definition of securities also includes securities in which you or your Family Members have any beneficial or other interest, or over which you exercise investment control, including:
•Securities held in joint accounts or accounts of persons or entities controlled directly or indirectly by you or your Family Members;
•Securities for which you or your Family Members act as trustee, executor or custodian; and
•Any other securities over which you or your Family Members exercise any direct or indirect control.
What is “tipping”? Tipping occurs when nonpublic information is shared by a “tipper” with one or more “tippees” who trade on the basis of this information.
•Tipping may include conversations at social or business gatherings. It does not matter if you share the material nonpublic information inadvertently.

•Tippees may not do anything with material nonpublic information that the tipper is prohibited from doing. Tippees who share or trade on the basis of material nonpublic information are in violation of securities laws.
What is a “trade,” “trading” or a “transaction”? Trade/transaction includes a purchase, sale, loan, donation, gift or any other transfer or disposition of securities or any offer to engage in the transactions above. This includes contracts to purchase/sell or otherwise acquire or dispose of a security. This also includes any other arrangement that generates gains or losses from or based on changes in the prices of securities including derivative securities (for example, exchange-traded put or call options, swaps, caps and collars), hedging and pledging transactions, short sales and certain arrangements regarding participation in benefit plans. If you have a question about whether or not something is a trade or transaction, contact the Assistant Corporate Secretary or General Counsel.
What doesn’t this policy apply to? This policy does not apply to transactions you do not control including the following:
•Exercise of options; certain transactions involving equity awards. This policy does not apply to (i) the exercise of equity awards granted pursuant to Sonoco’s equity compensation plans that do not involve a broker’s-assistance, (ii) the surrender of shares directly to Sonoco in payment of the exercise price or in satisfaction of tax withholding obligations in a manner permitted by the applicable equity award agreement or (iii) vesting or settlement of equity-based awards, that in each case do not involve a discretionary market sale of Sonoco’s securities (e.g., a broker-assisted cashless exercise or similar sale transaction). This policy also does not apply to any non-discretionary market sales (including broker-assisted sales) of Sonoco’s securities in satisfaction of tax withholding obligations arising from any Sonoco equity award (other than from the exercise of stock options or similar awards) and occurring automatically pursuant to and in compliance with a non-discretionary “sell-to-cover” policy or similar arrangement approved by Sonoco as then in effect.
•401(k) plan. This policy does not restrict purchases of Sonoco stock in the 401(k) plan made at the direction of the plan administrator for purposes of making matching contributions of stock resulting from your periodic contributions to the plan based on your payroll contribution election; provided, however, that the trading restrictions under this policy do apply to elections you make under the 401(k) plan to (a) increase or decrease the percentage of your contributions that will be allocated to a Sonoco stock fund, (b) move balances into or out of a Sonoco stock fund, (c) borrow money against your 401(k) plan account if the loan will result in liquidation of some or all of your Sonoco stock fund balance and (d) prepay a plan loan if the pre-payment will result in the allocation of loan proceeds to a Sonoco stock fund.
•Dividend reinvestment plan. This policy does not apply to purchases of Sonoco securities under Sonoco’s dividend reinvestment plan resulting from your reinvestment of dividends paid on Sonoco securities. This policy does apply, however, to voluntary purchases of Sonoco securities resulting from additional contributions you choose to make to the dividend reinvestment plan, and to your election to participate in the plan or increase your level of participation in the plan. This policy also applies to your sale of any Sonoco securities purchased pursuant to the plan.
•Transfers between accounts of the same owner. This policy does not apply to transactions that involve merely a change in the form in which you or your Family Members own securities (e.g., the transfer of shares to an inter vivos trust of which you are the sole beneficiary during your lifetime). Note: Transfers between accounts by Pre-approval Persons require the prior approval of the Assistant Corporate Secretary.
•Changes due to stock splits or dividends. This policy does not apply to changes in the number of Sonoco securities you or your Family Members hold due to a stock split or a stock dividend that applies equally to all securities of a class, or similar transactions.
•Mutual funds. This policy does not apply to transactions in mutual funds that are invested in Sonoco securities.
9.What Is a “Rule 10b-5 Plan” and Who Should Use One? A “Rule 10b5-1 Plan” is a written trading plan adopted in advance of any transactions in Sonoco securities. Rule 10b5-1 Plans reduce the risk of trading on the basis of material nonpublic information, but they do not provide a complete shield to liability. If you adopt a Rule 10b5-1 Plan, it is not illegal to trade outside that plan, but any trades made outside of that plan will not get the same protections under insider trading laws.
•Who needs a Rule 10b5-1 Plan? Not everyone needs to adopt a Rule 10b5-1 Plan. Sonoco strongly recommends that Sonoco Directors and Management adopt and trade strictly under a Rule 10b5-1 Plan. The Assistant Corporate Secretary, in their sole discretion, can also permit other individuals to adopt a Rule 10b5-1 Plan. Any Rule 10b5-1 Plan must comply with Sonoco’s Rule 10b5-1 guidelines.
•What are the requirements for a Rule 10b5-1 Plan? A Rule 10b5-1 Plan must meet the following minimum requirements:
•Pre-Approval. Each Rule 10b5-1 Plan (and any modifications to a Rule 10b5-1 Plan) must be pre-approved by the Assistant Corporate Secretary. Approval by the Assistant Corporate Secretary of a Rule 10b5-1 Plan is not a determination by Sonoco or the Assistant Corporate Secretary that any specific Rule 10b5-1 Plan is sufficient to satisfy the requirements of Rule 10b5-1 under the Exchange Act.
•Timing and modifications. You can only adopt or modify a Rule 10b5-1 Plan when (a) you are not aware of any material nonpublic information and (b) when there is not a blackout period in effect, as described in Section 4(c) of this policy.
•Duration. A Rule 10b5-1 Plan must have a minimum term length of one year from adoption. If your Rule 10b5-1 Plan terminates according to its terms prior to one year, then you may adopt a new Rule 10b5-1 Plan subject to satisfaction of the “cooling-off” period defined below and the other requirements described in this policy.
•“Cooling off” periods. You cannot immediately trade after entering or modifying a Rule 10b5-1 Plan. The SEC requires there to be a “cooling off” period between adoption or modification of a plan and trading. The length of the “cooling off” period required by this policy depends on who you are:
○For Sonoco Directors and Management, the first trade under the Rule 10b5-1 Plan may not occur until after the later of (a) 90-days after the adoption, or modification, of the Rule 10b5-1 Plan or (b) two business days following disclosure in an annual report on Form 10-K or a quarterly report on Form 10-Q of Sonoco’s financial results for the fiscal quarter in which the Rule 10b5-1 Plan was adopted or modified (but not to exceed 120 days after adoption or modification of the Rule 10b5-1 Plan).
○For all others, the first trade under the Rule 10b5-1 Plan may not occur until 30-days following the Rule 10b5-1 Plan adoption or modification.
○For the avoidance of doubt, these cooling-off periods do not apply to a Sonoco adopted Rule 10b5-1 Plan.
•No overlapping plans. You may not adopt more than one Rule 10b5-1 Plan at a time except in the following circumstances:
○You may adopt multiple Rule 10b5-1 Plans with separate brokers, but they will be taken together to constitute a single Rule 10b5-1 Plan.
○You may simultaneously maintain two Rule 10b5-1 Plans, so long as the later-commencing Rule 10b5-1 Plan is not authorized to begin trading until after all trades under the first Rule 10b5-1 Plan are completed or expire based on the terms of the Rule 10b5-1 Plan.
○Non-discretionary arrangements, which authorize an agent to sell only enough shares as are necessary to satisfy tax withholding obligations arising exclusively from the vesting and settlement of Sonoco equity awards (such as restricted stock units), will not be considered “overlapping” plans for this purpose.
•Single-trade Rule 10b5-1 Plans. Rule 10b5-1 Plans designed to effect an open-market purchase or sale of the total amount of securities as a single transaction are permitted, but you may only have one such single-trade Rule 10b5-1 Plan over the course of a 12-month period.
•Certifications. The Rule 10b5-1 Plan must include a representation certifying that at the time of adoption or modification the plan, the individual (i) is not aware of material nonpublic information about Sonoco or its securities and (ii) the individual is adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1.

○In addition, you must enter into to the Rule 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 under the Exchange Act, and you must act in good faith with respect to the Rule 10b5-1 Plan.
•Reporting. All trades by Section 16 Reporting Persons pursuant to a Rule 10b5-1 Plan must be reported on Form 4 as having been made under a Rule 10b5-1 Plan. In addition, the adoption, modification or termination of a Rule 10b5-1 Plan by a Section 16 Reporting Person will be disclosed in Sonoco’s annual or quarterly report on Form 10-K or Form 10-Q for the period in which the plan was adopted, modified or terminated. Sonoco reserves the right to publicly disclose, announce, or respond to inquiries from the media regarding the adoption, modification, or termination of a Rule 10b5-1 Plan.